SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

YY INC.

(Name of Issuer)

Class A common shares

(Title of Class of Securities)

98426T 10 6

(CUSIP Number)

Jenny Hong Wei Lee

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98426T 10 6	13D	Page 2

1.	Name of Reporting Persons Granite Global Ventures III L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 3 to Schedule 13D is filed by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying American Depository Shares (“ADS”) plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 3

1.	Name of Reporting Persons GGV III Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 4

1.	Name of Reporting Persons Granite Global Ventures III L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 5

1.	Name of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 6

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 7

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 8

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,000 Class A common shares (2)
	8.	Shared Voting Power 52,886,260 Class A common shares (3)
	9.	Sole Dispositive Power 45,000 Class A common shares (2)
	10.	Shared Dispositive Power 52,886,260 Class A common shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,931,260 Class A common shares (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (4)(5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Ms. Lee was granted 60,000 restricted share units (RSU) in the form of Class A common shares on January 23, 2013 (“Vesting Commencement Date”) based on the Issuer’s 2011 Share Incentive Plan. 5,000 RSUs will vest on the last day of each three-month period from the Vesting Commencement Date. The last 5,000 will vest on the third anniversary of the Vesting Commencement Date. The RSUs in the form of Class A common shares reported herein are held directly by Ms. Lee (in connection with Ms. Lee’s service on the Board of Directors of the Issuer) for the benefit of Granite Global Ventures III L.P. and are exercisable within 60 days of the date of this filing.
(3)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(4)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(5)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 9

1.	Name of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

CUSIP No. 98426T 10 6	13D	Page 10

1.	Name of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 52,886,260 Class A common shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,886,260 Class A common shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,886,260 Class A common shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)(4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 15,796,060 Class A common shares underlying ADS plus 36,243,740 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by Granite Global Ventures III L.P. and (ii) 256,860 Class A common shares underlying ADS plus 589,600 Class A common shares issuable upon conversion of Class B Common shares on a 1-for-1 basis held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon and Jenny Hong Wei Lee own no securities of the Issuer directly.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

Explanatory Note

This Amendment No. 3 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends the Schedule 13D filed with the Securities and Exchange Commission on December 4, 2012 (the “Original Schedule 13D”), and relates to shares of Class A common shares underlying ADS, par value $0.00001 per share, of YY Inc. (the “Issuer”). This Amendment is being filed by the Reporting Persons to report open market sales of shares of ADS of the Issuer on June 12, 2015. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Between May 11, 2015 and June 12, 2015, the Reporting Persons sold an aggregate of 350,000 shares of ADS in open market transactions representing 7,000,000 Class A common shares.

Item 5 (a) and (b). Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of Class A common shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3, 4)
GGV III	52,039,800	0	52,886,260	0	52,886,260	52,886,260	4.9%
GGV III Entrepreneurs	846,460	0	52,886,260	0	52,886,260	52,886,260	4.9%
GGV III LLC (2)	0	0	52,886,260	0	52,886,260	52,886,260	4.9%
Scott B. Bonham (2)	0	0	52,886,260	0	52,886,260	52,886,260	4.9%
Hany M. Nada (2)	0	0	52,886,260	0	52,886,260	52,886,260	4.9%
Thomas K. Ng (2)	0	0	52,886,260	0	52,886,260	52,886,260	4.9%
Jixun Foo (2)	0	0	52,886,260	0	52,886,260	52,886,260	4.9%
Glenn Solomon (2)	0	0	52,886,260	0	52,886,260	52,886,260	4.9%
Jenny Hong Wei Lee (2)	45,000	45,000	52,931,260	45,000	52,931,260	52,931,260	4.9%

(1)	Represents the number of common shares currently held by the Reporting Persons.
(2)	GGV III LLC is the sole general partner of GGV III and GGV III Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV III and GGV III Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV III and GGV III Entrepreneurs. GGV III LLC owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Hong Wei Lee are Managing Directors of GGV III LLC and share voting and dispositive power over the shares held by GGV III and GGV III Entrepreneurs.
(3)	This percentage is calculated based on the Issuer’s aggregate Class A common shares equivalent, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) and 427,352,696 Class A common shares issuable upon conversion of Class B shares (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com.
(4)	The 52,886,260 Class A common shares held by the Reporting Persons represents 7.71% of the Issuer’s aggregate Class A common shares outstanding, based on a total of 649,420,408 Class A common shares underlying the ADS (as of March 31, 2015) as reported in the Issuer’s First Quarter 2015 Report as reported by the Issuer at investors.yy.com, and 36,833,340 Class A common shares issuable upon conversion of Class B shares held by the Reporting Persons as of the date of this filing.

11.

Item 5(c).	Between May 11, 2015 and June 12, 2015, the Reporting Persons sold an aggregate of 350,000 shares of ADS in open market transactions as follows:

GGV III	GGV III Entrepreneurs	Average Price Per Share
344,400	5,600	$74.09

Item 5(d).	Not applicable.

Item 5(e).	As of June 12, 2015, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1. – Agreement regarding filing of joint Schedule 13D.

12.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2015

GRANITE GLOBAL VENTURES III L.P.
GGV III ENTREPRENEURS FUND L.P.
BY: GRANITE GLOBAL VENTURES III L.L.C.
ITS: GENERAL PARTNER

By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

GRANITE GLOBAL VENTURES III L.L.C.

By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada
Hany M. Nada

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jenny Hong Wei Lee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

13.

SCHEDULE I

Scott B. Bonham

c/o GGV Capital

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

Citizenship: Canada

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Hany M. Nada

c/o GGV Capital

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Jixun Foo

c/o GGV Capital

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

Citizenship: Singapore

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Glenn Solomon

c/o GGV Capital

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Jenny Hong Wei Lee

c/o GGV Capital

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

Citizenship: Singapore

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Thomas K. Ng

c/o GGV Capital

3000 Sand Hill Road, Bldg. 4, Suite 230

Menlo Park, California 94025

Citizenship: United States of America

Principal Occupation:	Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

14.